

Mail Stop 3720

July 17, 2017

Kenneth R. Meyers
Chief Executive Officer
United States Cellular Corporation
8410 West Bryn Mawr
Chicago, IL 60631

> **Re: United States Cellular Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 24, 2017**
> **File No. 001-09712**

Dear Mr. Meyers:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2016
Item 9A. Controls and Procedures, page 24

1. We note from your disclosures that you recorded out-of-period adjustments related to errors in equipment installment plan transactions in both the fiscal years ended December 31, 2015 and 2016 and in the accounting for your agreement with King Street Wireless in fiscal year ended December 31, 2015. We also note your disclosure that these errors and out-of-period adjustments are not material to your financial statements. Please address the following with regard to your Internal Control over Financial Reporting and Disclosure Controls and Procedures for 2016:
   - Tell us how you discovered the errors and the processes and/or controls that were involved in identifying the errors in 2016.
   - To the extent that you determined there were control deficiencies that led to the errors, describe in reasonable detail the deficiencies, how you evaluated the severity of each identified in 2016 and considered any prior year related deficiencies and

errors in your assessment. Refer to the guidance for evaluation of control deficiencies beginning on p. 34 of SEC Release No. 33-8810 "Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934." Include in your analysis a description of the maximum potential amount or total of transactions exposed to the deficiencies and explain how you made that determination.

• Tell us whether you evaluated if there were any deficiencies in your monitoring or risk assessment controls and processes as a result of the errors, and if so, how you evaluated the severity of those deficiencies.

• Tell us of any changes or improvements in your internal controls over financial reporting you made or plan to make as a result of your detecting the errors.

Exhibit 13
Financial Overview
Components of Operating Income (Loss), page 9

2. We note you present a non-GAAP measure titled "operating cash flow" which appears similar to the term used in US GAAP, "cash flows from operating activities". We do not believe your presentation complies with Item 10(e)(1)(ii)(E) of Regulation S-K, which prohibits using titles for non-GAAP measures that are the same as, or confusingly similar to, titles or descriptions used for GAAP financial measures. Accordingly, please revise the title "operating cash flow" to provide a more appropriate description of this measure. Please also comply with this comment in your next earning release.

3. Your presentation of the non-GAAP measure "operating cash flow" within a full income statement is inconsistent with Item 10(e)(1)(ii)(C) of Regulation S-K and therefore as currently presented is not appropriate. Please move this measure to present it below net income with your other non-GAAP measure.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jamie Kessel at (202) 551-3727 or Carlos Pacho at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact Josh Shainess at (202) 551-7951 or me at (202) 551-3815 with any other questions.

Sincerely,

/s/ Carlos Pacho for

Larry Spirgel
Assistant Director

AD Office 11 – Telecommunications